
Mail Stop 3720

October 23, 2008

Marc V. Byron
Chairman of the Board and Chief Executive Officer
Polaris Acquisition Corp.
2200 Fletcher Avenue
4th Floor
Fort Lee, NJ 07024

> **Re:** **Polaris Acquisition Corp.**
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed October 15, 2008**
> **File No. 001-33860**

Dear Mr. Byron:

We have reviewed the above filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Summary of the Material Terms of the Merger, page vi

1.   We note your response to comment three in our letter dated September 25, 2008. Please further revise the fifth bullet-point on page vi to indicate that, in order to exercise conversion rights, a stockholder must vote against the merger, <u>check the box on the proxy card to exercise conversion,</u> and transfer your shares as described.

2.   In the last bullet-point on page vii, please disclose the out-of-pocket expenses incurred by officers and directors to date so that shareholders may assess the significance of the $1.8 million reimbursement limitation if a business combination is consummated.

Comparative Historical and Unaudited Pro Forma Per Share Information, page 9

3.   We note your response to comment six in our letter dated September 25, 2008. Please revise the heading "Historical" in the column above the information regarding HUGHES Telematics on page 10 to more accurately describe the nature of this per share information. In this regard, we note that the basic and diluted loss per share that is presented here assumes that the merger has occurred and does not reflect the actual loss per share that is reflected in the historical annual and interim financial statements beginning on page F-21.

The Merger Proposal, page 38

Background of the Merger, page 38

4.   Please provide additional disclosure addressing when you abandoned discussions with other potential acquisition targets and began focusing exclusively on Hughes. Also elaborate on why it became clear that Hughes offered superior value to Polaris stockholders as opposed to any of the other potential acquisition targets.

5.   Please provide more information about the timing and nature of the contacts and discussions between Apollo and Mr. Kraff prior to direct contact with Hughes.

6.   We note your revised disclosure on page 39 regarding the negotiations over the number of shares to be issued as consideration. Please describe how the parties determined the stock price targets in connection with the earn-out consideration.

Polaris' Reasons for the Merger and Recommendation of the Polaris Board, page 41

7.   Please disclose how the Polaris board viewed the challenges of entering into a business combination with a business dependant on the U.S. automotive industry, and potentially dependant on a limited number of U.S. automotive manufacturers.

Hughes Telematics' Reasons for the Merger, page 42

8.   Please provide more detail about the variety of financing alternatives considered by Hughes and explain why it determined that a merger with Polaris was superior to those alternatives.

Duff & Phelps Opinion, page 44

Discounted Cash Flow Analysis, page 47

9.   Please disclose in more detail how Duff & Phelps arrived at the range of discount rates applied. Please supplementally provide us with the cited National Venture Capital Association data.

10.   Please disclose in more detail the assumptions underlying the projections. For example, provide additional information about the number of units to be installed and the estimated subscription and retention rates. Explain the basis for these estimates. Disclose the significance of "other revenues" and the extent to which the projections assume an expansion of services beyond safety and security to be provided in future years. Also, disclose the significance of Networkcar to the projections through 2016.

Fees and Expenses, page 49

11.   We note your response to comment 23 in our letter dated September 25, 2008. Regulation M-A Item 1015(b)(4) requires a description of any compensation received as a result of a material relationship in the last two years between the outside party (or its affiliates) and the subject company (or its affiliates). Therefore, please provide additional detail, as you do in your response letter, about the significance of the compensation received by Duff & Phelps in the disclosed engagements.

U.S. Federal Income Tax Consequences of the Merger, page 50

12.   We note your response to comment 26 in our letter dated September 25, 2008. Please disclose the tax opinion closing conditions and explain in the proxy statement the significance of these conditions.

13.   So that investors may better understand the material tax consequences of the merger, include your response to comment 26 (the first sentence of your response is not necessary) as part of your disclosure.

The Merger Agreement, page 52

14.   We note your response to comment 27 in our letter dated September 25, 2008. We still believe your statement that "[c]urrent factual information about Polaris and Hughes Telematics can be found elsewhere in this proxy statement and in certain other public filings . . ." potentially implies that the merger agreement does not constitute public disclosure under the federal securities laws. Please further revise as appropriate.

Treatment of Outstanding Hughes Telematics Stock Options, page 53

15.   Please disclose a weighted average exercise price or a range of exercise prices of the exchanged Polaris options based on the current exchange ratio.

Agreements Related to the Merger, page 64

Shareholders' Agreement, page 64

16.   Please clarify whether or not Polaris initial stockholders will be able to sell shares underlying insider warrants if the warrants are exercised upon release from escrow 45 days after completion of the business combination.

The Pre-Closing Certificate Amendment Proposal, page 67

17.   Please provide a more detailed explanation of the potential effect of the increase in
        authorized shares of preferred stock. Explain the board's powers to issue and set the
        terms of the preferred stock. Discuss how an issuance of preferred stock could dilute and
        otherwise impact the rights of common stockholders. Also explain potential anti-
        takeover effects.

Business of Hughes Telematics, page 70

Automaker Relationships, page 77

18.   Please clarify how and when material revenues will initially be generated under your
        contracts with Chrysler and Mercedes. Describe how revenues will be generated during
        the first year of vehicle ownership when safety and security services are free to
        consumers. Explain whether Mercedes owners currently using TeleAid will
        automatically be transitioned to Hughes or whether such owners will have to choose to
        subscribe to services provided by Hughes.

19.   In discussing the Chrysler and Mercedes contracts, provide additional information about
        the expected relative significance to your revenues of each contract based on contractual
        terms related to installations in vehicles.

Relationship with Hughes Network Systems, page 80

20.   We note your revised disclosure on page 80 regarding Hughes Telematics's relationship
        with Hughes Network Systems. In the Hughes Management's Discussion and Analysis,
        please address the significance of this relationship to Hughes Telematics's ability to meet
        the development and service and other obligations in the Chrysler and Mercedes
        contracts. Also disclose whether any material change in this relationship is anticipated
        following the merger.

Management's Discussion and Analysis of Financial Condition and Results of Operations of
Hughes Telematics, page 82

21.   Please provide additional disclosure assessing the significance of any uncertainty with
        respect to the Chrysler and Mercedes contracts. For example, discuss how a fundamental
        change or transaction involving Chrysler or Mercedes or events in the U.S. automotive
        industry in general could impact your expected revenues from those contracts. Reference
        specific contractual terms to the extent applicable. Consider including specific risk
        factors related to uncertainties surrounding either or both of these contracts.

Liquidity and Capital Resources, page 90

22.   We note that management expects cash on hand and cash to be received in connection with the merger will allow Hughes "to continue operations beyond the next twelve months." Please provide an assessment of Hughes's ability to meet its liquidity requirements over the long-term. Based on the expected net losses and negative cash flow for the foreseeable future, provide additional insight into if and when management expects to require additional external financing.

23.   To the extent practicable, provide additional and updated information about the status of Hughes's additional financing efforts of up to $75 million. Please disclose whether these efforts are limited to equity financing prior to the mailing of the proxy statement as described on pages 52 to 53 of the proxy statement.

Information About Polaris, page 104

Fair Market Value of Target Business, page 104

24.   We note your response to comment 43 in our letter dated September 25, 2008. However, you still have not disclosed how your board of directors independently determined the fair market value test was met. Explain how your board made this determination and the specific methodology applied.

Management's Discussion and Analysis of Financial Condition and Results of Operations of Polaris, page 107

Liquidity and Capital Resources, page 108

25.   We note your revised disclosure in the last paragraph of this section on page 109. Please also disclose your expected deal-related expenses in the referenced time period.

26.   Please confirm that your disclosure of expected net working capital of $150.5 million at the closing of the merger is calculated on the same basis as any net working capital shortfall would be calculated according to the merger agreement and takes into account merger-related expenses and deferred underwriting fees.

Hughes Telematics Compensation Discussion and Analysis, page 117

Summary Compensation Table, page 119

27.   We note from footnote (2) that the amounts shown in the Option Awards column represent grant date fair value determined pursuant to SFAS No. 123(R). Please confirm that the amounts included in this column represent the dollar amounts recognized for financial statement reporting purposes as required by Regulation S-K Item 402(c)(2)(v) and revise the footnote accordingly. Please make a similar revision with respect to footnote (1) to your director compensation table on page 122.

Outstanding Equity Awards at Fiscal-Year End 2007, page 120

28.   Please provide expanded footnote disclosure identifying the vesting dates for all of the options included in this table. Refer to Regulation S-K Item 402(f)(2) Instruction 2.

Notes to Consolidated Financial Statements, page F-47

(7) Stockholders' Equity, page F-58

Share-Based Compensation, page F-60

29.   We note your response to comment 54 in our letter dated September 25, 2008 and your disclosure at page F-60. Please revise your interim financial statements to provide similar disclosures regarding grants made from December 31, 2007 through June 30, 2008.

We also note that you determined that the fair market value of HUGHES Telematics' common stock at April 9, 2008 was $146.29 per share. Please provide us with a reconciliation between this value and the value of the common stock that is implied by the merger consideration to be issued by Polaris upon consummation of the merger.

*   *   *   *

 As appropriate, please revise your preliminary proxy statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Melissa Hauber, Staff Accountant, at (202) 551-3368, or Carlos Pacho, Senior Assistant Chief Accountant, at (202) 551-3810, if you have questions regarding comments on the financial statements and related matters. Please contact John Harrington, Attorney-Adviser, at (202) 551-3576, or Larry Spirgel, Assistant Director, at (202) 551-3810, with any other questions.

Sincerely,

/s/ Larry Spirgel
Assistant Director

cc: Andrew J. Nussbaum
Wachtell, Lipton, Rosen & Katz
Via facsimile: (212) 403-2269